UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018	Commission File Number: 1-31349

THOMSON REUTERS CORPORATION

(Translation of registrant’s name into English)

333 Bay Street, Suite 400

Toronto, Ontario M5H 2R2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.3 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the registrant’s outstanding registration statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

	By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary
Date: August 28, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated August 28, 2018 - Thomson Reuters and Blackstone Agree to Close Financial & Risk Transaction on October 1, 2018

99.2	News release dated August 28, 2018 - Thomson Reuters Announces Substantial Issuer Bid/Tender Offer for up to US$9 Billion of its Common Shares

99.3	Material Change Report dated August 28, 2018